Mail Stop 4561

June 23, 2009

Via Mail and Facsimile to (858) 430-3578

Tony Aquila, CEO and President
Solera Holdings, Inc.
15030 Avenue of Science
San Diego, California 92128

> **Re: Solera Holdings, Inc.**
> **Annual Report on Form 10-K**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-33461**

Dear Mr. Aquila:

        We have reviewed your response letter dated June 10, 2009 and the above-referenced filings, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated May 8, 2009.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Part I — Financial Information, page 3

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Factors Affecting Our Operating Results, page 24

1.   We note your response to prior comment 2, which asked you to confirm that future filings would include an enhanced discussion and analysis of the key factors affecting your business and how they materially impacted, or did not impact, your business during the period covered by the periodic report. Although your response indicates that you have addressed our comment in the above-referenced quarterly report, the disclosure in this section still appears to list factors without providing any additional discussion and analysis. Please see SEC Release No. 33-8350. Please direct us to the additional disclosure in your most recent 10-Q that you believe addresses prior comment 2.

Results of Operations, page 25

2.   We note your response to prior comment 3, which states that a substantial portion of your revenue growth is due to changes in the volume of your products sold and services provided, and that in future filings you would include a clear description of whether changes in price, volume, or both, had a material impact on revenue changes period versus period. Unlike your response to prior comment 2, your response to prior comment 3 does not represent that you addressed this comment in your Form 10-Q for March 31; further, we cannot locate any discussion responsive to this comment. Please advise.

Part II — Other Information

Item 1. Legal Proceedings, page 33

3.   We note your response to prior comment 1, which asked you to clarify in future filings that you are providing disclosure about non-material litigation for the purpose of providing investors with a sense of the type of disputes you encounter. Although your response states that you will comply with prior comment 1 in future filings, the disclosure in the above-referenced 10-Q does not appear to fully address the comment. Please feel free to contact us for further clarification.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director